 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Trachsel, William H. (Last) (First) (Middle) United Technologies Corporation One Financial Plaza (Street) Hartford, CT 06101 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol United Technologies Corporation UTX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Senior Vice President, General Counsel & Secretary
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	12/31/2002	J	6.980(1) | A |	700.290	I	By Savings Plan Trustee
Common Stock				31,412.000	D

If the form is filed by more than one reporting person, see instruction 4(b)(v). (over) SEC 2270 (3-99)

Trachsel, William H. - December 2002
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
ESOP Series A Convertible Preferred Stock	$0.0000	12/31/2002	J	(A) 49.500 (2)		Common Stock - 198.000		1,271.590	I	By Savings Plan Trustee
Phantom Stock Unit	$0.0000	12/31/2002	A	(A) 138.508 (3)		Common Stock - 138.508		9,480.728	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: By: Charles F. Hildebrand, Attorney-in-Fact ________________________________ __________________ ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 2270 (3-99)

Trachsel, William H. - December 2002
Form 5 (continued)
FOOTNOTE Descriptions for United Technologies Corporation UTX

Form 5 - December 2002

William H. Trachsel
United Technologies Corporation
One Financial Plaza
Hartford, CT 06101
Explanation of responses:

(1)   These shares were acquired during the year at a range of market prices. The shares are held by the Plan Trustee in the Common Stock Fund of the United Technologies Corporation Employee Savings Plan, a 401(k) plan. Shares held reflect information provided by the Plan Trustee as of 12/31/02.
(2)   The shares were acquired during the year pursuant to the United Technologies Corporation Savings Plan, a 401(k) plan. The acquisition of such shares is exempt and shares are convertible or redeemable at the option of the employee, at the termination of employment with the Corporation. A share of ESOP stock is convertible into four shares of common stock and is enttitled to 5.2 votes.
(3)   Deferred phantom stock units acquired at the election of the executive under the United Technoogies Corporation Deferred Compenstion Program, in a transaction exempt under Rule 16b-3.

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